Exhibit 99.1

FOR IMMEDIATE RELEASE

JOINT NEWS RELEASE

RIO ALTO AND SULLIDEN ANNOUNCE SHAREHOLDER APPROVAL OF THE PLAN OF ARRANGEMENT

July 30, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) and Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF) are pleased to announce that each company held a special meeting of shareholders (the “Meetings”) earlier today, and the previously announced plan of arrangement (the “Arrangement”) involving Rio Alto, Sulliden, Sulliden Mining Capital Inc. (“SpinCo”), a wholly owned subsidiary of Sulliden, and shareholders of Sulliden was approved by the shareholders of each of Rio Alto and Sulliden.

99.8% of the shares represented at Rio Alto’s special shareholders’ meeting held earlier today were voted in favour of an ordinary resolution authorizing the issuance of Rio Alto common shares pursuant to the Arrangement.

99.9% of the shares represented at Sulliden’s special shareholders’ meeting held earlier today voted in favour of the Arrangement. Pursuant to the Arrangement, Sulliden shareholders will receive 0.525 of a Rio Alto share and 0.1 of a common share in the capital of SpinCo for each Sulliden share held. Sulliden’s shareholders also approved the continuance of Sulliden from the province of Québec to the province of Ontario and the adoption of a new SpinCo stock option plan at the shareholders’ meeting. The Common Shares of SpinCo have been conditionally approved for listing on the Toronto Stock Exchange.

Sulliden will apply for a final order approving the Arrangement from the Ontario Superior Court of Justice (Commercial List) on August 1, 2014. Assuming all other terms and conditions to the Arrangement are met, it is expected that the Arrangement will close on August 5, 2014.

About Rio Alto Mining Limited

Rio Alto Mining Limited is a Canadian based resource company focused on the development of the 21,000 ha La Arena gold / copper project located in north central Peru, the most prolific gold mining district in the country that is home to a number of world-class gold mines. La Arena contains total measured and indicated resources of 5.2 million ounces gold comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pounds copper (561.7 million tonnes at 0.3% copper). First gold production at La Arena occurred on May 6, 2011 and 214,742 ounces of gold were poured in 2013. Rio Alto is also in the business of acquiring, exploring, and developing gold resources and advanced stage exploration projects in Peru and Latin America. Rio Alto has assembled a highly experienced team with a proven history of developing, financing, and operating mining projects in Latin America. With a focused strategy of mine production and development and an exploration strategy to discover additional mineral resources, Rio Alto is strongly positioned to generate significant value for its shareholders. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

About Sulliden Gold Corporation Ltd.

Sulliden is a mineral exploration and development company focused on advancing its flagship Shahuindo project to production. Currently in its permitting phase, this low-cost heap leach gold and silver project is located in a prolific gold-producing district in northern Peru and has recently received its EIA (environmental permit) approval. A September 2012 Feasibility Study (based on $1,415 Gold and $27 Silver) on the foundation phase of the project estimates an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552/oz. This initial mine scenario features a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. Sulliden is led by a proven management team with hands-on experience developing and operating mines in Latin America. To learn more about Sulliden, please visit: www.sulliden.com or Sulliden’s SEDAR profile at www.sedar.com.

Qualified Persons

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”). All of the scientific and technical disclosure contained in this news release regarding the La Arena gold oxide mine and adjoining sulphide copper-gold deposit was reviewed and approved by Mr. Garay. For additional information regarding the La Arena gold mine, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Rio Alto’s Annual Information Form dated March 28, 2014 and Rio Alto’s independent technical report entitled “La Arena Project, Peru” dated effective December 31, 2013, copies of which documents are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Technical Services of Sulliden are both qualified persons as defined by NI 43-101. All of the scientific and technical disclosure contained in this news release regarding the Shahuindo gold project was reviewed and approved by Messrs. Amireault and Milbourne. For additional information regarding the Shahuindo gold project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Sulliden’s Annual Information Form dated July 28, 2014 and Sulliden’s independent technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated effective September 26, 2012 (the “Sulliden Technical Report”), copies of which documents are available on SEDAR under Sulliden’s SEDAR profile at www.sedar.com.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing and anticipated receipt of the final order of the Ontario Superior Court of Justice of the final approval of the Arrangement, and the timing of completion for the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, Rio Alto and Sulliden have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary court, regulatory and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement.

These dates may change for a number of reasons, including inability to secure necessary court, regulatory or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

With respect to the forward looking statements of Sulliden and/or Rio Alto, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden, the development of the Shahuindo gold mine and/or the La Arena sulphide copper-gold project are subject to various key assumptions described in their Annual Information Forms and Technical Reports referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary court, regulatory and other third party approvals required in order to proceed with the Arrangement; the synergies expected from the Arrangement not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto and Sulliden are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s management information circular dated June 26, 2014, and its Annual Information Form for the fiscal year ended December 31, 2013, both of which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and Sulliden’s management information circular dated June 26, 2014 and its Annual Information Form for the fiscal year ended April 30, 2014, both which may be accessed on Sulliden’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Rio Alto nor Sulliden undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

Cash Costs

“Cash costs” per ounce figures are non-GAAP measures. This data is furnished to provide additional information and is a non-IFRS measure. Cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED	SULLIDEN GOLD CORPORATION LTD.

Alexander Black	Peter Tagliamonte
President, CEO and Director	Chairman & CEO

FOR FURTHER INFORMATION, CONTACT:	FOR FURTHER INFORMATION, CONTACT:
Alexander Black, President & CEO	Toronto, Canada
Phone: +511 625 9900	65 Queen Street West, Suite 800
Fax: 866.393.4493	Toronto, Ontario M2H 2M5
Email: alexb@rioaltomining.com	Phone: 416.861.5805
Web: www.rioaltomining.com	Email: info@sulliden.com

Alejandra Gomez, Investor Relations	Lima, Peru
Phone: 604.628.1401	Calle San Martin 845, oficina 201
Fax: 866.393.4493	Miraflores – Lima 18
Email: alejandrag@rioaltomining.com	Phone: 511.651.2500
Email: comunicaciones@sulliden.com.pe